SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                 AMENDMENT NO. 1


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                          CHARYS HOLDING COMPANY, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   161420 10 4
                                 (CUSIP Number)



                               RICHARD MANGIARELLI
           9444 WAPLES STREET, SUITE 290 SAN DIEGO, CALIFORNIA 92121
                                 (858) 646-7410
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 24, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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

-------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Richard  Mangiarelli
-------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_]
                                                                           (b)  [X]
-------------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
-------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS
          2(d) or 2(e)                                                          [_]
-------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
-------------------------------------------------------------------------------------
      NUMBER OF     7      SOLE VOTING POWER
       SHARES              120,000 shares of the common stock of the Issuer
    BENEFICIALLY   ------------------------------------------------------------------
      OWNED BY      8      SHARED VOTING POWER
        EACH               647,332
      REPORTING    ------------------------------------------------------------------
       PERSON       9      SOLE DISPOSITIVE POWER
        WITH               120,000 shares of the common stock of the Issuer
                   ------------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           647,332
-------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          647,332 shares of the common stock of the Issuer
-------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                     [_]
-------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.40 percent of the common stock of the Issuer.
-------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
-------------------------------------------------------------------------------------


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
ITEM  1.     SECURITY  AND  ISSUER.

     This statement relates to the common stock of Charys Holding Company, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1117 Perimeter Center West, Suite N 415, Atlanta, Georgia 30338.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D is hereby filed by Richard Mangiarelli, an individual (the "Reporting Person"). The Reporting Person's business address is 9444 Waples Street, Suite 290 San Diego, California 92121. The Reporting Person is a private investor and a director of the Issuer. However, his wife, Janet Risher is deemed to be the owner of 527,332 shares of the common stock of the Issuer.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),
(b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

     On December 5, 2003, the Reporting Person, Richard F. Schmidt and Mark N. Pardo executed a Stock Purchase Agreement, pursuant to which the Reporting Person purchased from Mr. Pardo 10,925,752 shares of the common stock of the Issuer. The purchase price for the 21,851,503 shares (the total number sold by Mr. Pardo to the Reporting Person and Mr. Schmidt pursuant to the Stock Purchase Agreement), consisted of $90,000 paid at closing, and a promissory note in the amount of $160,000, dated December 5, 2003, and attached as an exhibit to the previously filed Schedule 13D by the Reporting Person on January 28, 2004. The Reporting Person and Mr. Schmidt each contributed one-half of such purchase price, which has been paid in full.

     On February 24, 2004, Ms. Risher and Mr. Schmidt were each issued 500,000 shares of the Series A preferred stock of the Issuer, for a consideration of $5,000 paid by each of them in the form of services rendered. On all matters submitted to a vote of the Issuer's stockholders, including, without limitation, the election of directors, a holder of shares of the Series A preferred stock is entitled to the number of votes on such matters equal to the number of shares of the Series A preferred stock held by such holder multiplied by 250. Holders of shares of the Series A preferred stock do not have the right to convert their shares of the Series A preferred stock into shares of the Issuer's common stock.

     As previously reported in a Schedule 13D filed by Janet Risher on July 21, 2004, the Reporting Person transferred to Janet Risher on February 24, 2004, the 10,925,752 shares of the common stock of the Issuer acquired from Mr. Pardo, along with the right to acquire the 500,000 shares of the Series A preferred stock he purchased from the Issuer.

     On February 27, 2004, Janet Risher agreed to sell all of her 10,925,752 shares of the common stock of the Issuer and Mr. Schmidt agreed to sell all of his 10,925,751 shares of the common stock of the Issuer to Billy V. Ray, Jr., pursuant to a Stock Purchase Agreement. A copy of the Stock Purchase Agreement was included as an exhibit by Mr. Ray in connection with a Schedule 13D filed on March 10, 2004. Included in the sale to Mr. Ray were the 500,000 shares of the Series A preferred stock of the Issuer which each of Ms. Risher and Mr. Schmidt had a right to purchase. The Stock Purchase Agreement was subsequently amended on May 25, 2004 and August 16, 2005. As a result of the August 16, 2005 amendment, the Stock Purchase Agreement was deemed to have closed and the title to all of the shares covered thereby was transferred to Mr. Ray, effective as of February 27, 2004, subject to his continuing obligation to pay for the shares, pursuant to a Second Amended Promissory Note. The shares continue as security for the note as provided in that certain Amended and Restated Stock Pledge Agreement dated August 16, 2005.


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
     The shares of the common stock of the Issuer purchased by Mr. Ray from Ms. Risher and Mr. Schmidt were the subject of a one for 10 reverse split of the common stock of the Issuer as a result of the change of domicile of the Issuer on June 25, 2004. Consequently, the 21,851,503 shares of the Issuer's common stock held by Mr. Ray were changed into 2,185,150 shares. The 1,000,000 shares of the Series A preferred stock of the Issuer held by Mr. Ray were not affected by the reverse split of the common stock.

     Copies of the Second Amendment to Stock Purchase Agreement as of August 16, 2005, the Second Amended Promissory Note and the Amended and Restated Stock Pledge Agreement resulting from such amendment on August 16, 2005 are attached as exhibits to this amended Schedule 13D. The Stock Purchase Agreement as amended and restated on May 25, 2004 was filed as an exhibit to the Issuer's Form 8-K/A on June 1, 2004.

     The Stock Purchase Agreement between Ms. Risher, Mr. Schmidt and Mr. Ray contains a requirement that for so long as Mr. Ray owns the shares of the Issuer's common stock purchased thereunder, he agrees to vote his shares to not increase the number of directors to more than 11 members and to elect or retain as directors Richard Mangiarelli and John Jordan for a period of three years from the date of the Stock Purchase Agreement.

     Following the effective transfer to Mr. Ray on February 27, 2004, the Reporting Person did not own any shares of the Issuer. On March 18, 2005, Ms. Risher received 400,000 shares of the Issuer's common stock in connection with a Consulting Agreement between Ms. Risher and the Issuer dated February 27, 2004. On April 11, 2005, Ms. Risher transferred 400,000 of the Issuer's common stock. On June 6, 2005, Ms. Risher purchased 240,000 shares of the common stock of the Issuer. Ms. Risher has the right to acquire an additional 1,500,000 shares of the Issuer's common stock pursuant to the Consulting Agreement, of which 287,332 shares are currently issuable. The 287,332 shares which are currently issuable are included in the 647,332 shares reflected in this Schedule 13D as being owned by the Reporting Person and his wife, Janet Risher. A copy of the Consulting Agreement was filed as an exhibit to the Form 8-K filed by the Issuer on March 10, 2004.

     On November 4, 2004, the Reporting Person received 20,000 shares of the common stock of the Issuer in connection with his service as a director of the Issuer. Moreover, on November 14, 2004, the Reporting Person received options to purchase 100,000 shares of the Issuer's common stock in connection with his service as a director of the Issuer. The options expire on November 14, 2014, and are fully vested.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     See Item 2, above.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The Reporting Person acquired his interest in the Issuer solely for investment purposes. The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     2. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     3. Any material change in the present capitalization or dividend policy of the Issuer;

     4. Any other material change in the Issuer's business or corporate structure;

     5. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     6. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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
     7. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     8.   Any action similar to any of those enumerated above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 647,332 shares of the common stock of the Issuer, which constitute approximately 5.40 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the common stock of the Issuer owned by him directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     Other than as stated herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

EXHIBIT  NO.                  IDENTIFICATION  OF  EXHIBIT
------------                  ---------------------------

     1 Second Amended Stock Purchase Agreement between Janet Risher, Richard F. Schmidt and Billy V. Ray, Jr., dated August 16, 2005.
     2 Second Amended Promissory Note dated August 16, 2005, by Billy V. Ray, Jr., as the Maker, and Janet Risher and Richard F. Schmidt, as the Payee.
     3 Amended and Restated Stock Pledge Agreement dated August 16, 2005, by Billy V. Ray, Jr., as the Debtor, and Janet Risher and Richard F. Schmidt, as the Secured Party.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Dated:  November  23,  2005


                                           --------------------------------
                                           RICHARD  MANGIARELLI


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